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March 4, 2022

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:Harbor Funds (the “Registrant”)

Post-Effective Amendment No. 168

File Nos. 033-05852 and 811-04676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 168 to the Registrant’s registration statement on Form N-1A.  PEA No. 168 was filed in connection with certain changes being made to Harbor Core Plus Fund (formerly, Harbor Bond Fund) (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses.  Terms used but not defined herein have the same meaning as in PEA No. 168.

COMMENT 1:	(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

COMMENT 2:	(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff notes that the prospectus indicates that “[f]ixed income instruments include, but are not limited to” the items listed.  Please confirm that all fixed income instruments in which the Fund may invest as a principal strategy are listed and delete “include, but are not limited to.”

Response:

The Registrant respectfully declines to delete “include, but are not limited to.”  Given the context of the statement, such deletion could imply that those are the only types of fixed income instruments that exist.  The Registrant confirms that all fixed income instruments in which the Fund may invest as a principal strategy are listed.

COMMENT 3:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please note that the Item 4 principal investment strategy and risk disclosures should correlate (i.e., all principal investment strategies should have corresponding risk disclosures).  Please confirm the Fund’s disclosure meets this requirement or revise as needed.

Response:	The Registrant confirms the Fund’s disclosure meets this requirement.

COMMENT 4:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please confirm supplementally whether investment in emerging markets is a principal strategy of the Fund and, if so, add Item 4 strategy and risk disclosure.

Response:	The Registrant confirms that investment in emerging markets is not a principal strategy of the Fund.

COMMENT 5:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please add brief risk disclosure attendant to the U.S. dollar denominated debt in which the Fund may invest (e.g., currency depreciation risk).

Response:

The Registrant respectfully declines to add further disclosure. The Registrant believes that its existing risk disclosure, including Interest Rate Risk, Credit Risk, and Market Risk, adequately discloses the risks associated with the Fund’s investment in U.S. dollar denominated debt.

COMMENT 6:	(Prospectus – Fund Summary – Principal Investment Strategy)

With respect to the Fund’s ESG disclosures, please explain whether the Subadviser uses third-party ESG information.  If so, please name the service provider in the principal strategies and include appropriate principal risk disclosure.

Response:

The Subadviser may use third-party ESG information. However, the Registrant respectfully declines to further revise the disclosure.  The Registrant notes that it does not include disclosure about all of the sources of information that the Subadviser uses and inclusion of such detail here would place undue importance on the Subadviser’s consideration of ESG factors.

COMMENT 7:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please provide examples of the ESG factors considered by the Subadviser as part of its investment process.

Response:

The Registrant respectfully declines to further revise the disclosure. The Registrant believes that its existing principal strategy disclosure provides an appropriate level of detail in relation to the importance of ESG factors in the investment process. Therefore, the Registrant does not believe that further disclosure is necessary.

COMMENT 8:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please make clear in the disclosure whether the Fund’s ESG criteria applies to each investment or is only one factor among others considered.  Please also indicate whether it is the exclusive factor considered or one factor among others (and if the latter, include disclosure indicating that the Fund may invest in a security notwithstanding its poor evaluation based on ESG factors).

Response:

The Registrant notes that the “Principal Investment Strategy” section states that ESG factors are considered “with respect to each portfolio investment” and that ESG factors are “only one factor among others considered with respect to each portfolio investment.” Accordingly, the Registrant does not believe that additional disclosure is necessary.

COMMENT 9:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please consider whether ESG risk disclosure is appropriate.

Response:

Given the way in which the Subadviser considers ESG factors (i.e., as part of its overall analysis of an investment), the Registrant does not believe that inclusion of ESG risk disclosure is necessary or appropriate.

COMMENT 10:	(Prospectus – The Subadvisers – IR+M Core Plus Composite Performance Information)

In the composite performance section, please add clarifying disclosure to indicate what types of accounts are included in the composite.

Response:

The Registrant respectfully declines to further revise the disclosure.  The Registrant believes that whether the accounts are subject to the same limitations to which the Fund is subject – and not the specific type of accounts they are – is the relevant information for shareholders. As the Registrant already includes disclosure about the applicability of such limitations, the Registrant does not believe that further disclosure is necessary.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:  Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Jodie L. Crotteau

Harbor Funds

Christopher P. Harvey, Esq.

Dechert LLP